SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of July, 2004

                               HALO RESOURCES LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F      X       Form 40-F
                                 -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No    X
                            -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                   HALO RESOURCES LTD.

Date:  July 21, 2004                               By  /s/ Nick DeMare
       -------------------                         ----------------------------
                                                   Nick DeMare, President

                                 BC FORM 51-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:                    X     SCHEDULE A
                                         -------
                                            X     SCHEDULES B & C
                                         -------
                                         (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                           HALO RESOURCES LTD.
                                         ---------------------------------------
ISSUER ADDRESS                           #1305 - 1090 WEST GEORGIA STREET
                                         VANCOUVER, BC   V6E 3V7
                                         ---------------------------------------
ISSUER TELEPHONE NUMBER                  (604) 685-9316
                                         ---------------------------------------
ISSUER FAX NUMBER                        (604) 683-1585
                                         ---------------------------------------
CONTACT PERSON                           MR. NICK DEMARE
                                         ---------------------------------------
CONTACT'S POSITION                       DIRECTOR
                                         ---------------------------------------
CONTACT'S TELEPHONE NUMBER               (604) 685-9316
                                         ---------------------------------------
CONTACT'S E-MAIL ADDRESS                 ndemare@chasemgt.com
                                         ---------------------------------------
WEBSITE                                  N/A
                                         ---------------------------------------
FOR QUARTER ENDED                        MAY 31, 2004
                                         ---------------------------------------
DATE OF REPORT                           JULY 21, 2004
                                         ---------------------------------------

                                   CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


NICK DEMARE                       /s/ Nick DeMare                      04/07/21
--------------------------------------------------------------------------------
NAME OF DIRECTOR                  SIGN (TYPED)            DATE SIGNED (YY/MM/DD)

WILLIAM LEE                       /s/ William Lee                      04/07/21
--------------------------------------------------------------------------------
NAME OF DIRECTOR                  SIGN (TYPED)            DATE SIGNED (YY/MM/DD)

BC FORM 51-901F                                                       SCHEDULE A



















--------------------------------------------------------------------------------



                               HALO RESOURCES LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                                  MAY 31, 2004

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A


                               HALO RESOURCES LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                       AS AT           AS AT
                                                      MAY 31,        AUGUST 31,
                                                       2004             2003
                                                         $                $
                                                                     (Audited)
                                     ASSETS
CURRENT ASSETS

Cash                                                    321,887           9,805
Amounts receivable                                       17,974           7,113
                                                   ------------    ------------
                                                        339,861          16,918

PETROLEUM AND NATURAL GAS INTERESTS (Note 3)                  -          76,167
                                                   ------------    ------------
                                                        339,861          93,085
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 6(a)      11,395          19,046

ADVANCES (Note 4)                                             -       1,019,012
                                                   ------------    ------------
                                                         11,395       1,038,058
                                                   ------------    ------------

                        SHAREHOLDERS' EQUITY (DEFICIENCY)


SHARE CAPITAL (Note 5)                               20,827,102      19,537,102

CONTRIBUTED SURPLUS                                      74,264               -

DEFICIT                                             (20,572,900)    (20,482,075)
                                                   ------------    ------------
                                                        328,466        (944,973)
                                                   ------------    ------------
                                                        339,861          93,085
                                                   ============    ============

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)


APPROVED BY THE DIRECTORS

/s/ NICK DEMARE     , Director
------------------------------
/s/ WILLIAM LEE     , Director
------------------------------






          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                               HALO RESOURCES LTD.
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                              MAY 31,                         MAY 31,
                                                   ----------------------------    ----------------------------
                                                       2004            2003            2004            2003
                                                         $               $               $              $

REVENUES

Oil and gas sales                                        15,402          21,803          61,728          32,775
Interest and other                                          321              37             384          15,192
                                                   ------------    ------------    ------------    ------------
                                                         15,723          21,840          62,112          47,967
                                                   ------------    ------------    ------------    ------------
EXPENSES

Production                                                 (787)          4,875          14,736          10,428
General and administration                               59,577           3,934         131,900         112,151
Stock-based compensation                                 74,264               -          74,264               -
Depreciation, depletion and impairment                        -           6,000          10,441       1,264,821
                                                   ------------    ------------    ------------    ------------
                                                        133,054          14,809         231,341       1,387,400
                                                   ------------    ------------    ------------    ------------
INCOME (LOSS) BEFORE THE
    FOLLOWING                                          (117,331)          7,031        (169,229)     (1,339,433)

INTEREST EXPENSE                                              -         (14,684)        (29,010)        (46,056)

FOREIGN EXCHANGE GAIN                                     2,306               -          10,874               -

GAIN ON SALE OF PETROLEUM AND
    NATURAL GAS INTERESTS                                 1,675               -           1,675               -

GAIN ON SETTLEMENT OF
    ADVANCES (Note 4)                                    94,865               -          94,865               -

LOSS ON SALE OF
    MARKETABLE SECURITIES                                     -               -               -         (15,527)

WRITE-OFF AMOUNTS RECEIVABLE                                  -               -               -         (24,638)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                 (18,485)         (7,653)        (90,825)     (1,425,654)

DEFICIT - BEGINNING OF THE PERIOD                   (20,554,415)    (20,427,434)    (20,482,075)    (19,009,433)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF THE PERIOD                         (20,572,900)    (20,435,087)    (20,572,900)    (20,435,087)
                                                   ============    ============    ============    ============


LOSS PER COMMON SHARE
    - BASIC AND DILUTED                                  $(0.00)         $(0.00)         $(0.02)         $(0.49)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                         7,586,141       2,926,859       4,491,290       2,926,859
                                                   ============    ============    ============    ============






          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               HALO RESOURCES LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                      (UNAUDITED - PREPARED BY MANAGEMENT)





                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                              MAY 31,                         MAY 31,
                                                   ----------------------------    ----------------------------
                                                       2004            2003            2004            2003
                                                         $               $               $              $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                 (18,485)         (7,653)        (90,825)     (1,425,654)
Items not involving cash
    Depreciation, depletion and impairment                    -           6,000          10,441       1,264,821
    Stock-based compensation                             74,264               -          74,264               -
    Gain on sale of petroleum and
       natural gas interests                             (1,675)              -          (1,675)              -
    Gain on settlement of advances                      (94,865)              -         (94,865)              -
    Loss on sale of marketable securities                     -               -               -          15,527
    Interest expense                                    (29,010)         14,684               -          46,056
    Write-off amounts receivable                              -               -               -          24,638
(Increase) decrease in amounts receivable                 5,979         (10,728)        (10,861)        (14,505)
Decrease in accounts payable and accrued
    liabilities                                         (32,193)         (2,646)         (7,651)        (29,821)
                                                   ------------    ------------    ------------    ------------
                                                        (95,985)           (343)       (121,172)       (118,938)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Repayment of loan                                             -               -               -         114,843
Proceeds from sale of petroleum and
    natural gas interests                                78,630               -          78,630          84,907
Proceeds from sale of marketable securities                   -               -               -          30,594
Expenditures on petroleum and natural gas interests      (1,130)         (9,754)        (11,229)       (310,969)
                                                   ------------    ------------    ------------    ------------
                                                         77,500          (9,754)         67,401         (80,625)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Shares issued for cash                                1,098,000               -       1,290,000               -
Advances received (repayment)                          (954,696)              -        (924,147)       (117,405)
                                                   ------------    ------------    ------------    ------------
                                                        143,304               -         365,853        (117,405)
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH                             124,819         (10,097)        312,082        (316,968)

CASH - BEGINNING OF PERIOD                              197,068          29,311           9,805         336,182
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                    321,887          19,214         321,887          19,214
                                                   ============    ============    ============    ============


SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid in cash                                   104,677               -         104,677               -
                                                   ============    ============    ============    ============
Income tax paid in cash                                       -               -               -               -
                                                   ============    ============    ============    ============


During the nine months ended May31, 2004, the Company issued 82,000 shares, at a record value of $24,600, as a finder's fee.



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               HALO RESOURCES LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS AND GOING CONCERN

         Halo Resources Ltd. (the "Company") is a resource exploration company which was most recently engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. Effective March 1, 2004, the Company sold its remaining interest in oil and natural gas properties, as described in Note 3. On July 5, 2004, the Company entered into an agreement to acquire an interest in a mineral property. See Note 8. The acquisition and exploration of the mineral property will require significant funding. The Company will be required to obtain additional financing to pursue the exploration and development of the mineral property interest. There are no assurances that the Company will be able to secure such financings.

         These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

         On February 23, 2004, the Company changed its name from Trimark Energy Ltd. to Halo Resources Ltd.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       PETROLEUM AND NATURAL GAS INTERESTS

                                                      MAY 31,       AUGUST 31,
                                                       2004            2003
                                                         $               $
         Evaluated properties
         Exploration and development costs                    -          87,255
         Less:  accumulated depreciation,
                depletion and impairment                      -         (11,088)
                                                   ------------    ------------
                                                              -          76,167
                                                   ============    ============

         On March 1, 2004, the Company sold its 3% working interest in the West Ranch Field to an arms-length private corporation for $78,630 (US $60,000) proceeds and recorded a net gain on sale of $1,675.

BC FORM 51-901F                                                       SCHEDULE A


                               HALO RESOURCES LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       ADVANCES

                                                      MAY 31,       AUGUST 31,
                                                       2004            2003
                                                         $               $
         Advances, bearing interest at
              10% per annum (a)                               -         718,870
         Advances, non-interest bearing (b)                   -         300,142
                                                   ------------    ------------
                                                              -       1,019,012
                                                   ============    ============

         (a) The Company had received advances from Hilton Resources Ltd. ("Hilton") and a non-related third party. Hilton is a public company which holds common shares of the Company and of which certain of its shareholders, officers and directors are also shareholders, officers and directors of the Company. During the nine months ended May 31, 2004, the Company paid $687,272 in full settlement of $747,880 owing and recorded a $60,608 gain on settlement.

         (b) Advances had been made to the Company by shareholders and directors of the Company for working capital purposes. During the nine months ended May 31, 2004, the Company paid $296,434 in full settlement of $330,691 owing and recorded a $34,257 gain on settlement.


5.       SHARE CAPITAL


         Authorized - unlimited common shares without par value

         Issued and outstanding -                     NUMBER              $

         Balance, August 31, 2003                     2,926,859      19,537,102
                                                   ------------    ------------
         Issued during the period
         For cash - private placements                6,000,000       1,290,000
         For finder's fees                               82,000          24,600
                                                   ------------    ------------
                                                      6,082,000       1,314,600
         Less :  share issue costs                            -         (24,600)
                                                   ------------    ------------
                                                      6,082,000       1,290,000
                                                   ------------    ------------
         Balance May 31, 2004                         9,008,859      20,827,102
                                                   ============    ============

         During the nine months ended May 31, 2004, the Company:

         i) completed a non-brokered private placement of 3,400,000 units at $0.15 per unit, for $510,000 cash proceeds. Each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of two years, at $0.20 per share on or before March 4, 2005, and at $0.25 per share on or before March 4, 2006. 281,667 units were purchased by the President of the Company; and

BC FORM 51-901F                                                       SCHEDULE A


                               HALO RESOURCES LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5. SHARE CAPITAL (continued)

         ii) completed a non-brokered private placement of 2,600,000 units at $0.30 per unit, for $780,000 cash proceeds. Each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of two years, at $0.40 per share on or before April 15, 2006. 71,000 units were purchased by the President of the Company. The Company also issued 82,000 shares, at a fair value of $24,600, as a finder's fee.

         A  summary  of  stock  option  activity  and   information   concerning
         outstanding and exercisable options is as follows:

                                                                      WEIGHTED
                                                                       AVERAGE
                                                                      EXERCISE
                                                      NUMBER            PRICE
                                                                          $

         Balance, August 31, 2003                        92,857            0.40
         Expired and cancelled                          (92,857)           0.40
         Granted                                        750,000            0.60
                                                   ------------    ------------
         Balance May 31, 2004                           750,000            0.60
                                                   ============    ============

         The following table summarizes information about the share options outstanding and exercisable at May 31, 2004:

                      NUMBER OF OPTIONS     WEIGHTED AVERAGE    WEIGHTED AVERAGE
         EXERCISE      OUTSTANDING AND         REMAINING            EXERCISE
          PRICE         EXERCISABLE         CONTRACTUAL LIFE         PRICE

          $0.60           750,000               3 years              $0.60
                          =======


6.       RELATED PARTY TRANSACTIONS

         (a) During the nine months ended May 31, 2004, the Company incurred $53,638 (2003 - $35,245) for accounting and administrative fees provided by a company controlled by the President of the Company. As at May 31, 2004, $5,432 remained outstanding is included in accounts payable and accrued liabilities.

         (b) Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                               HALO RESOURCES LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


7.       SEGMENTED INFORMATION

         As at May 31, 2004, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's petroleum interests were located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                          NINE MONTHS ENDED MAY 31, 2004
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES      INCOME (LOSS)
                                        $               $                 $
         United States                   15,256          61,728          83,502
         Canada                         324,605             384        (174,327)
                                   ------------    ------------    ------------
                                        339,861          62,112         (90,825)
                                   ============    ============    ============


8.       SUBSEQUENT EVENT

         On July 5, 2004, the Company, the Sheridan Platinum Group Ltd., and Mr. Pat Sheridan entered into an agreement whereby the Company agreed to acquire a 100% interest in 67 mineral claims (the "Duport Property") over an area of approximately 3,012 acres, located near Kenora, Ontario.

         Under the terms of the agreement, the Company has the right to acquire the Duport Property by paying, on closing, cash of $250,000 and issuing one million common shares and $8 million in preferred shares of the Company The preferred shares will have a term of five years and have an annual dividend requirement of $50,000 in years one and two and at 4% thereafter, are non-voting, non-convertible and can be retracted by the Company. In order to retract the preferred shares, the Company must:

         (i) make a cash payment of $8 million plus a $400,000 bonus, together with any accrued and unpaid devidends; or

         (ii) issue common shares with the retraction share price per share being determined by the price of the Company's first round financing (flow-through pricing level).

         If the Company wishes to withdraw from the agreement the preferred shares will be cancelled. The Company has also agreed to pay a 2.5% net smelter return royalty on the first 1.5 million ounces of gold produced and 5% on the excess. The Company will have the right to buy back a portion of this royalty interest. The acquisition is subject to acceptance of filings with the regulatory authorities.

BC FORM 51-901F                                                       SCHEDULE B


                               HALO RESOURCES LTD.
                            SUPPLEMENTARY INFORMATION
                     FOR THE NINE MONTHS ENDED MAY 31, 2004


1.(A)    GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses for the nine months ended May 31, 2004:

                                                                         $

         Administration and accounting                                   53,638
         Audit and legal                                                 23,324
         Consulting                                                      22,500
         Office                                                           2,483
         Shareholder communications                                       5,136
         Transfer agent and regulatory filing                            24,682
                                                                   ------------
                                                                        131,900
                                                                   ============


1.(B)    RELATED PARTY TRANSACTIONS

         (a) During the nine months ended May 31, 2004, the Company incurred $53,638 (2003 - $35,245) for accounting and administrative fees provided by a company controlled by the President of the Company. As at May 31, 2004, $5,432 remained outstanding is included in accounts payable and accrued liabilities.

         (b) Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.


2.(A)    SECURITIES ISSUED DURING THE NINE MONTHS ENDED MAY 31, 2004.


         DATE          TYPE OF    TYPE                                       TOTAL       TYPE OF
         OF ISSUE      SECURITY   OF ISSUE               NUMBER    PRICE    PROCEEDS   CONSIDERATION   COMMISSION
                                                                     $         $

         Mar. 04/04    Common     Private Placement    3,400,000    0.15     510,000       Cash           Nil
         Apr. 15/04    Common     Private Placement    2,600,000    0.30     780,000       Cash           Nil
         Apr. 15/04    Common     Finder's Fees           82,000    0.30      24,600   Finder's Fee       N/A
                                                       ---------
                                                       6,082,000
                                                       =========

BC FORM 51-901F                                                       SCHEDULE B

                               HALO RESOURCES LTD.
                            SUPPLEMENTARY INFORMATION
                     FOR THE NINE MONTHS ENDED MAY 31, 2004


2.(B)    OPTIONS GRANTED DURING THE NINE MONTHS ENDED MAY 31, 2004.


         DATE                Number       Type                                          Exercise
         GRANTED           of Shares    of Option    Name                Price        Expiry Date
                                                                           $

         May 31, 2004       300,000     Director     E. Downie            0.60        May 31, 2007
         May 31, 2004       150,000     Officer      K. Exner             0.60        May 31, 2007
         May 31, 2004        50,000     Employee     Chase Mgt. Ltd.(1)   0.60        May 31, 2007
         May 31, 2004       100,000     Director     N. DeMare            0.60        May 31, 2007
         May 31, 2004        50,000     Officer      H. Lim               0.60        May 31, 2007
         May 31, 2004        50,000     Director     A. Carter            0.60        May 31, 2007
         May 31, 2004        50,000     Director     W. Lee               0.60        May 31, 2007
                            -------
                            750,000
                            =======

         (1) A private corporation owned by Mr. Nick DeMare


3.(A)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MAY 31, 2004


                                                              ISSUED
                                   AUTHORIZED      ----------------------------
         CLASS     PAR VALUE         NUMBER           NUMBER          AMOUNT
         ------    ---------       ----------      ------------    ------------
         Common       WPV           Unlimited        9,008,859      $20,827,102


3.(B)    OPTIONS AND WARRANTS OUTSTANDING AS AT MAY 31, 2004

                                   EXERCISE PRICE
         SECURITY        NUMBER        PER SHARE           EXPIRY DATE
                                          $

         Options        750,000          0.60              May 31, 2007
                      =========

         Warrants     3,400,000      0.20 / 0.25           Mar. 04, 2005 / 2006
         Warrants     2,682,000          0.40              Apr. 15, 2006
                      ---------
                      6,082,000
                      =========

3.(C)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MAY 31, 2004

         1,488 shares remain held in escrow as at May 31, 2004.


3.(D)    LIST OF DIRECTORS AND OFFICERS AS AT MAY 31, 2004

         Directors:           Officers:

         Nick DeMare          Nick DeMare, President & CEO
         Andrew Carter        Harvey Lim, Corporate Secretary
         William Lee          Kirk Exner, Vice President, Corporate Development
         Ewan Downie

BC FORM 51-901F                                                       SCHEDULE C


                               HALO RESOURCES LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2004


MANAGEMENT DISCUSSION & ANALYSIS

OVERVIEW

The Company is a resource exploration company. Most recently it was engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. These efforts proved unsuccessful as the Company wrote-off the majority of its properties during the 2002 and 2003 fiscal years. Effective March 1, 2004, the Company sold its remaining interest in its oil and gas properties. The Company has subsequently identified and negotiated an option to acquire a 100% interest in a gold property located in Kenora, Ontario. On closing of the agreement the Company will continue to be a resource company in the acquisition, exploration and development of mineral resource properties.

PROPERTY ACQUISITION

On July 5, 2004, the Company entered into a heads of agreement (the "HOA") to acquire the Duport Property, comprising 67 mineral claims over an area of approximately 3,012 acres near Kenora, Ontario.

Under the terms of the HOA, the Company has the right to acquire 100% interest in the Duport Property by paying, on closing, cash of $250,000; one (1) million common shares; and $8 million in 5 year preferred shares. The preferred shares have a dividend payment of $50,000 in years one and two, 4% thereafter, are non-voting, non-convertible and can be retracted by the Company. In order to retract the preferred shares, the company must make a cash payment or common share issuance with the retraction share price per share being determined by the price of the Company's first round financing (flow-through pricing level). If the Company wishes to withdraw from the HOA the preferred shares will be cancelled. The Company has also agreed to pay a 2.5% NSR royalty on the first
1.5 million ounces of gold produced and 5% on the excess. The Company will have the right to buy back a portion of this royalty interest. The acquisition is subject to acceptance of filings with the regulatory authorities. This acquisition is in line with the Company's business strategy to acquire and develop near term production opportunities.

The Duport Property is located at Shoal Lake some 20 kilometers south of the Trans-Canada highway, just east of the Ontario, Manitoba provincial border. Shoal Lake is near the extremity of Lake of the Woods area, some 40 kilometers southwest of the town of Kenora. The Shoal Lake Area is underlain by Precambrian (Archean) volcanic and sedimentary rocks comprising part of a broad "Greenstone" belt striking in a general east-west direction across the northern end of the Lake of the Woods district. The belt extends for several hundred miles from Savant Lake to the east, to beyond the Manitoba border to the west. Three separate geological zones have been identified within the Duport Property: the "Main Zone", the "East Zone" and the "Northern Hanging Wall Zone" (a northern extension of the Main Zone).

Initial mining activities were conducted on the Duport Property (Main Zone) from 1934-1936. Limited bulk sampling and mining from a stope footwall of the Main Zone produced some 1,218 tons of material grading 3.36 ounces of gold per ton. During the period from 1951 to 1988, a total of 665 surface and underground diamond drill holes were completed in the exploration of the Main and East Zones of the Duport Property. This represents a total of 243,442 feet of drilling, 171,588 feet from surface and 71,884 feet from underground. Individual intercepts ranged up to 1.0 ounce per ton (cut) over 23 feet, with a weighted average of 0.46 ounces per ton (cut) over 5.1 feet for all intersections. These exploration activities were primarily conducted on the Main and East Zones.

In September 1989 Wright Engineers Limited completed a Feasibility Report (the "Report") on the Duport Property. The Report has been made available to the Company to assist in assessing the merits of the Duport Property. The historical estimates in the Report are believed to be accurately prepared in accordance with practices and procedures

BC FORM 51-901F                                                      SCHEDULE C

                               HALO RESOURCES LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2004


MANAGEMENT DISCUSSION & ANALYSIS (continued)

for preparing such reports at that time. It must be emphasized that this Report pre-dates the establishment of National Instrument 43-101 ("NI 43-101"). It uses categories that are not in accordance with NI 43-101 and cannot be considered to be NI 43-101 compliant. The Company will be required to conduct its own exploration programs to confirm, verify and make NI 43-101 compliant the historical estimates.

With cut-off limits of 0.20 opt over a minimum width of 4 feet, the undiluted "Proven" reserves were reported at 113,000 short tons grading 0.46 ounces per ton (14.31 grams/ton) with an average width of 8.98 feet. Probable" reserves total 846,400 short tons at 0.36 ounces per ton (11.20 grams/ton), with an average reported width of 7.99 feet. The Report further identifies "Possible" reserves of 337,000 short tons at 0.34 ounces per ton (10.58 grams/ton) and
"Inferred" reserves of 672,000 short tons at 0.32 ounces per ton (9.95 grams/ton). The "Proven" category was applied to reserves established by sampling and adjacent drill intersections on drift and raise headings, and for material within 25 feet of such opening. This limit was extended by drill holes sampled at 25 feet centers when continuity of the zone was demonstrated. "Probable" reserves were based on contiguous drill indicated blocks; while the "Possible" category was applied to non-contiguous blocks. "Inferred" reserves, at a lower level of confidence, was estimated in areas of drill-indicated geological continuity, by applying an average width and grade to the projected areas based on the surrounding blocks. Investors are cautioned that there are no current mineral reserves, as defined in NI 43-101, on the property and further work is necessary before a mineral resource or mineral reserve can be confirmed.

Management is of the opinion that based on a review of the historical data and knowledge of recent exploration activities in the area that there is potential for positive results from the Company's exploration programs. The Report identifies the Northern Hanging Wall Zone as an area of merit warranting further exploration.

Management will move forward to complete all necessary documentation associated with completing the transaction including all necessary regulatory and technical documentation. At this time, management is in the process of retaining a Qualified Person to review and validate all information associated with the Duport Property, including the above mentioned Report, and to prepare the NI 43-101 report required by the Company.

OPERATIONS

The Company received oil and gas sales from its remaining oil and gas property until March 1, 2004, the effective date of the sale of the West Ranch Field. The operator of the West Ranch Field has yet to provide final adjustments to the Company. However, management feel that they will be minor.

During the nine months ended May 31, 2004, the Company reported a net loss of $90,825, an improvement of $1,334,829 from the $1,425,654 loss reported for the comparable period for 2003. During 2003, the Company recorded an impairment charge of $1,240,794, representing the Company's net investment in its wholly-owned subsidiary, Trimark Resources Inc., which held the Company's East Lost Hills and regional California petroleum interests. During 2004, the Company recorded $61,728 in oil and gas revenues, comprising of $13,118 oil (333 barrels) and $48,610 gas (6,977 mcf). Production costs of $14,736 was incurred and depletion of $10,441 was recorded for 2004. Effective March 1, 2004, the Company sold its 3% interest in the West Ranch Field for $78,630, recording net gain of $1,675.

General and administrative costs increased by $10,899, from $112,151 in 2003 to $123,050 in 2004. Expenses incurred in 2004 comprised of $11,500 audit fees, $11,824 for legal costs incurred for preparation of the Company's year-end, Form 20F and regulatory filings, $24,682 for transfer agent and regulatory filings for the Company's name change and financing filings, $22,500 for consulting services with respect to the Company's restructuring, name change and financing plans, $5,136 for shareholder communications costs, and $2,620 for office and miscellaneous. Included in general and administration expenses is $53,638 charged by Chase Management Ltd. ("Chase"), a private company

BC FORM 51-901F                                                       SCHEDULE C


                               HALO RESOURCES LTD.
                                QUARTERLY REPORT
                       FOR THE QUARTER ENDED MAY 31, 2004


MANAGEMENT DISCUSSION & ANALYSIS (continued)

owned by the President of the Company, for bookkeeping, accounting, administration and corporate filing services provided. During 2004, the Company recorded a non-cash compensation expense of $74,264 relating to stock options granted to the Company's directors, officers and consultants. No stock options were granted during 2003.

During the nine months ended May 31, 2004, the Company paid $983,706 in full settlement of advances $1,078,571 owing and recorded a $94,865 gain on settlement.

LIQUIDITY AND CAPITAL RESOURCES

In March 2004, the Company completed a non-brokered private placement of 3,400,000 units at $0.15 per unit, for $510,000. On April 15, 2004, the Company also completed a further private placement of 2,600,000 units at $0.30 per unit, for $780,000. $954,696 has been utilized to repay advances and the remaining funds will be used for general working capital purposes.

As at May 31, 2004, the Company had working capital of $328,466. The Company currently does not have any cash flow from its operations. The exploration and development of the Duport Property will require significant funding. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the acquisition of, exploration for and development of its petroleum interests or to discharge its ongoing liabilities as they come due. There is no assurance that the Company will be able to obtain sufficient financings.

CHANGE OF DIRECTORS

On May 31, 2004, Mr. Ewan Downie was appointed to the Board of Directors and Mr. Kirk Exner was appointed as Vice President, Corporate Development.

Mr. Downie is the president and CEO of Wolfden Resources Inc., and chairman of Sabina Resources Inc., both public companies trading on the TSX Venture Exchange ("TSXV"). Since 1989, Mr. Downie has been the owner of Vytyl Exploration Services, a private contracting business in mineral development and exploration for a wide variety of major and junior mining companies.

Mr. Exner completed a Science Degree from the University of British Columbia and a Masters in Business Administration from York University (Schulich School of Business). Upon completing his MBA, he was employed as a business development consultant to private and public companies. Mr. Exner also served as a corporate finance analyst at Golden Capital Securities in Vancouver, BC. Thereafter, he founded High Tech Venture Capital, a private venture capital company dedicated to early stage investment and management where he currently serves as president.

INVESTOR RELATIONS ACTIVITIES

During the nine months ended May 31, 2004, the Company did not engage any companies to provide investor relations activities.